UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

  (Amendment No. 2)*

Beam Therapeutics, Inc.

(Name of Issuer)

Common Stock par value $0.01 per share

(Title of Class of Securities)

07373V105

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐   Rule 13d-1(b)

☐   Rule 13d-1(c)

☒   Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 07373V105	13G	Page 2 of 15 Pages

1	NAMES OF REPORTING PERSON(S) ARCH Venture Fund IX, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 5,443,039
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 5,443,039

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,443,039
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.7%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 07373V105	13G	Page 3 of 15 Pages

1	NAMES OF REPORTING PERSON(S) ARCH Venture Fund IX Overage, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 5,443,039
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 5,443,039

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,443,039
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.7%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 07373V105	13G	Page 4 of 15 Pages

1	NAMES OF REPORTING PERSON(S) ARCH Venture Partners IX, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 5,443,039
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 5,443,039

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,443,039
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.7%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 07373V105	13G	Page 5 of 15 Pages

1	NAMES OF REPORTING PERSON(S) ARCH Venture Partners IX Overage, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 5,443,039
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 5,443,039

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,443,039
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.7%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 07373V105	13G	Page 6 of 15 Pages

1	NAMES OF REPORTING PERSON(S) ARCH Venture Partners IX, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 5,443,039
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 5,443,039

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,443,039
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.7%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 07373V105	13G	Page 7 of 15 Pages

1	NAMES OF REPORTING PERSON(S) Keith Crandell
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 33,058
	6	SHARED VOTING POWER 5,443,039
	7	SOLE DISPOSITIVE POWER 33,058
	8	SHARED DISPOSITIVE POWER 5,443,039

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,476,097
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.7%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 07373V105	13G	Page 8 of 15 Pages

1	NAMES OF REPORTING PERSON(S) Clinton Bybee
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 10,498
	6	SHARED VOTING POWER 5,443,039
	7	SOLE DISPOSITIVE POWER 10,498
	8	SHARED DISPOSITIVE POWER 5,443,039

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,453,537
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.7%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 07373V105	13G	Page 9 of 15 Pages

1	NAMES OF REPORTING PERSON(S) Robert Nelsen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 60,615
	6	SHARED VOTING POWER 5,443,039
	7	SOLE DISPOSITIVE POWER 60,615
	8	SHARED DISPOSITIVE POWER 5,443,039

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,503,654
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.8%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 07373V105	13G	Page 10 of 15 Pages

Item 1(a).	Name of Issuer

Beam Therapeutics, Inc. (the “Issuer”).

Item 1(b).	Address of Issuer's Principal Executive Offices

238 Main Street, Cambridge, MA   02142

Item 2(a).	Name of Person Filing

ARCH Venture Fund IX, L.P. (“AVF IX”); ARCH Venture Partners IX, L.P. (“AVP IX LP”); ARCH Venture Partners IX, LLC (“AVP IX LLC”); ARCH Venture Fund IX Overage, L.P. (“AVF IX Overage”); ARCH Venture Partners IX Overage, L.P. (“AVP IX Overage GP”) (collectively, the “Reporting Entities” and individually, each a “Reporting Entity”); and Keith Crandell (“Crandell”), Robert Nelsen (“Nelsen”) and Clinton Bybee (“Bybee”) (collectively, the “Managing Directors” and individually, each a “Managing Director”). The Reporting Entities and the Managing Directors collectively are referred to as the “Reporting Persons”.

Item 2(b).	Address of Principal Business Office or, if none, Residence

8755 W. Higgins Avenue, Suite 1025, Chicago, IL 60631

Item 2(c).	Citizenship

Each of AVF IX, AVP IX LP, AVF IX Overage and AVP IX Overage GP, are limited partnerships organized under the laws of the State of Delaware. AVP IX LLC is a limited liability company organized under the laws of the State of Delaware. Each Managing Director is a US citizen.

Item 2(d).	Title of Class of Securities

Common stock, par value $0.01 per share.

Item 2(e).	CUSIP Number

07373V105

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

Not Applicable.

CUSIP No. 07373V105	13G	Page 11 of 15 Pages

Item 4.	Ownership

(a)

Amount beneficially owned:

AVF IX is the record owner of 2,721,520 shares of Common Stock (the “AVF IX Shares”) as of December 31, 2023. AVP IX LP, as the sole general partner of AVF IX, may be deemed to beneficially own the AVF IX Shares. AVF IX Overage is the record owner of 2,721,519 shares of Common Stock (the “AVF IX Overage Shares”; combined with the AVF IX Shares, the “Record Shares”) as of December 31, 2023. AVP IX Overage GP, as the sole general partner of AVF IX Overage, may be deemed to beneficially own the AVF IX Overage Shares. AVP IX LLC, as the sole general partner of AVP IX LP and AVP IX Overage GP, may be deemed to beneficially own the Record Shares. As managing directors of AVP IX LLC, each Managing Director may also be deemed to share the power to direct the disposition and vote of the Record Shares. In addition, as of December 31, 2023, Crandell is a holder of 33,058 Shares of Common Stock, Bybee and his related trusts are the holder of 10,498 shares of Common Stock, and Nelsen and his related trusts are the holder of 60,615 shares of Common Stock.

(b)

Percent of class:

See line 11 of the cover sheets. The percentages set forth on the cover sheet for each Reporting Person is based upon 81,504,057 shares of common stock outstanding as of November 1, 2023, as reported on the Issuer’s Form 10-Q as filed with the Securities and Exchange Commission on November 8, 2023.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: See line 5 of the cover sheets.

(ii)	Shared power to vote or to direct the vote: See line 6 of the cover sheets.

(iii)	Sole power to dispose or to direct the disposition: See line 7 of the cover sheets.

(iv)	Shared power to dispose or to direct the disposition: See line 8 of the cover sheets.

Each Reporting Person disclaims beneficial ownership of such shares of Common Stock except for the shares, if any, such Reporting Person holds of record.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certifications

Not Applicable.

CUSIP No. 07373V105	13G	Page 12 of 15 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    February 14, 2024

ARCH VENTURE FUND IX, L.P.

By:       ARCH Venture Partners IX, L.P.

its General Partner

By:       ARCH Venture Partners IX, LLC

its General Partner

By:                          *

Keith Crandell

Managing Director

ARCH VENTURE PARTNERS IX, L.P.

By:       ARCH Venture Partners IX, LLC

its General Partner

By:                                *

Keith Crandell

Managing Director

ARCH VENTURE PARTNERS IX, LLC

By:                                     *

Keith Crandell

Managing Director

ARCH VENTURE FUND IX OVERAGE, L.P.

By:       ARCH Venture Partners IX Overage, L.P.

 its General Partner

By:       ARCH Venture Partners IX, LLC

its General Partner

By:                          *

Keith Crandell

Managing Director

CUSIP No. 07373V105	13G	Page 13 of 15 Pages

ARCH VENTURE PARTNERS IX OVERAGE, L.P.

By:      ARCH Venture Partners IX, LLC

its General Partner

By:                                *

Keith Crandell

Managing Director

                                            *

Keith Crandell

                                            *

Robert Nelsen

                                            *

Clinton Bybee

* By:   /s/ Mark McDonnell

Mark McDonnell as

Attorney-in-Fact

*       This Schedule 13G was executed by Mark McDonnell pursuant to a Power of Attorney filed as Exhibit 24 to the Form 3 relating to the beneficial ownership of shares of Beam Therapeutics, Inc. by the Reporting Persons filed with the Securities Exchange Commission on February 5, 2020 and incorporated herein in its entirety by reference.

CUSIP No. 07373V105	13G	Page 14 of 15 Pages

Exhibit 1

AGREEMENT

Pursuant to Rule 13d-1-(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of shares of stock of Beam Therapeutics, Inc.

This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

Dated:    February 14, 2024

ARCH VENTURE FUND IX, L.P.

By:       ARCH Venture Partners IX, L.P.

its General Partner

By:       ARCH Venture Partners IX, LLC

its General Partner

By:                       *

Keith Crandell

Managing Director

ARCH VENTURE PARTNERS IX, L.P.

By:       ARCH Venture Partners IX, LLC

its General Partner

By:                                *

Keith Crandell

Managing Director

ARCH VENTURE PARTNERS IX, LLC

By:                                      *

Keith Crandell

Managing Director

ARCH VENTURE FUND IX OVERAGE, L.P.

By:        ARCH Venture Partners IX Overage, L.P.

 its General Partner

By:       ARCH Venture Partners IX, LLC

its General Partner

By:                           *

Keith Crandell

Managing Director

CUSIP No. 07373V105	13G	Page 15 of 15 Pages

ARCH VENTURE PARTNERS IX OVERAGE, L.P.

By:       ARCH Venture Partners IX, LLC

its General Partner

By:                              *

Keith Crandell

Managing Director

                                            *

Keith Crandell

                                            *

Robert Nelsen

                                            *

Clinton Bybee

* By:   /s/ Mark McDonnell

Mark McDonnell as

Attorney-in-Fact

*            This Agreement of Joint Filing was executed by Mark McDonnell pursuant to a Power of Attorney filed as Exhibit 24 to the Form 3 relating to the beneficial ownership of shares of Beam Therapeutics, Inc. by the Reporting Persons filed with the Securities Exchange Commission on February 5, 2020 and incorporated herein in its entirety by reference.